Exhibit 99.3

John A. Wells Independent Metallurgical Consultant Unit 108, 2727 Lakeshore Road Vernon, BC, Canada, V1H 1X5

22 October 2026

Collective Mining Ltd.

201 South Biscayne Boulevard

Suite 2210

Miami, Florida 33131

United States of America

I, John A. Wells, BSc(Hons), FSAIMM, do hereby consent to:

1.	The public filing of the technical report titled “Guayabales Project - Apollo Mineral Resource, Caldas Department, Colombia" dated October 22, 2026, with an effective date of October 13, 2026, (“Technical Report”), prepared for Collective Mining Ltd. in support of its news release dated September 8, 2026.

2.	The inclusion or incorporation by reference of the Technical Report, or any extracts from or summary of it, in any filing or disclosure document prepared by Collective Mining Ltd. in accordance with securities laws.

3.	The written disclosure of any scientific and technical information by Collective Mining Ltd. in any relevant documents that is derived from, or based on, the Technical Report.

I certify that I have prepared Section 13.0 of the technical report and that it fairly and accurately represents the information I prepared. I am a Fellow of the South African Institute of Mining and Metallurgy (FSAIMM) and an Independent Qualified Person as defined under National Instrument 43-101.

Dated October 22, 2026.

/signed/ John A. Wells

John A. Wells, B.Sc (Hons), FSAIMM